Exhibit 99.1

Chi-Med Commercial Platform Joint Venture Receives US$59.5 Million Land Compensation Payment

•	Shanghai agreement triggers a one-time gain to Chi-Med of US$38.2 million in Q4 2016
•	Shanghai factory relocation complete: now operational with three-fold increase in capacity
•	Cash from Chi-Med Commercial Platform supports development of innovative therapies – first pivotal Phase III read-out expected early 2017

London: Monday, October 31, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that Shanghai Hutchison Pharmaceuticals Limited (“SHPL”), its 50:50 Prescription Drug joint venture with a subsidiary of Shanghai Pharmaceuticals Holding Co., Limited (“Shanghai Pharma”), has today received US$59.5 million from the Shanghai government under the terms of their December 2015 land compensation agreement (the “Compensation Agreement”).

As announced on December 9, 2015, SHPL and the Shanghai government entered into the Compensation Agreement for the surrender of SHPL’s remaining 35 year land-use rights on its approximately 58,000 square meter old factory site 12 kilometers northwest of Shanghai city center (the “Site”).  The Site was re-zoned in 2014 from industrial use into usage as a new science and technology, commercial and residential development area.

Total compensation to SHPL, including cash and subsidies, is US$113.1 million.  SHPL has to date received an aggregate of US$97.2 million in cash, including a US$31.1 million first installment received in December 2015, US$6.6 million in subsidies already in-hand and today’s US$59.5 million second installment at current exchange rates. The final US$15.9 million is expected to be received by the end of 2016 or early 2017.

Chi-Med Group will now book an estimated one-time gain on the transaction of US$38.2 million in the fourth quarter of 2016.  This represents Chi-Med’s share of the compensation less the US$10.3 million net book value of the old site and its buildings, as well as taxes and other costs.

The re-zoning of the Site prompted SHPL to build a new factory with an approximate three-fold production capacity increase outside Shanghai city. The new factory cost approximately US$95 million and was financed over the past three years mainly with operating cash flow and limited bank debt.  SHPL fully transitioned its 500-person manufacturing unit to, and began production at, the new factory in September 2016.  After repayment of bank debt and taxes, approximately US$80 million of the compensation is expected to be distributed equally to Chi-Med and Shanghai Pharma next year.

Christian Hogg, CEO of Chi-Med, said, "Under the Chi-Med Commercial Platform, our SHPL Prescription Drug business has grown sales over ten-fold during the past 10 years to US$126.8 million in the first half of 2016.  The establishment of a new production facility in Shanghai, with expanded production capacity, is important to support this profitable and cash generative business.  This cash flow, along with the cash provided by our partners AstraZeneca PLC, Eli Lilly & Company and Nestlé Health Science S.A., is what supports our core strategic objective of sustained investment in clinical development of Chi-Med’s seven innovative small molecule drug candidates.  Chi-Med is currently enrolling patients in 25 clinical trials around the world, including four pivotal Phase III studies the first of which, fruquintinib in third-line colorectal cancer, will report top-line results in early 2017.”

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products. Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001). For more information, please visit: www.chi-med.com.

About Shanghai Hutchison Pharmaceuticals Limited

SHPL is one of the key companies in the Commercial Platform of Chi-Med which engages in the manufacture and sale of prescription drugs. SHPL operates a commercial organization of over 1,800 medical sales representatives across about 300 cities and towns in China detailing both its own prescription drug products as well as those of third party companies such as Seroquel® (AstraZeneca) and Concor® (Merck Serono).

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “Chi-Med,” “Chi-Med Group,” “we,” “us” and “our” refer to Chi-Med and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements reflect Chi-Med’s current expectations regarding future events and can be identified by words like: “will,” “expects,” “believes” or similar terms, or by express or implied discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Such risks and uncertainties include, among other things, the risk that SHPL does not receive the third installment of cash compensation and subsidies, in whole or in part, owed for the surrender of its land-use rights. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500